[LETTERHEAD]

April 4, 2008

Ms. Karen J. Garnett
Assistant Director
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:         LG Holding Corporation (the Company)
Form S-1 Registration Statement, Amendment No. 3
File Number: 333-146602

Dear Ms. Garnett;

This is in response to your February 4, 2008 comment to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

Executive Compensation, page 19

1. The Company has provided additional disclosure.

PLEASE NOTE: THE FOLLOWING RESPONSES REGARDING THE FINANCIAL STATEMENTS HAVE BEEN PROVIDED BY THE COMPANY’S AUDITORS.

Financial Statements, page 24

2. Comment complied with. Financial statements have been updated through January 1, 2008.

Consolidated Statements of Cash Flows, page F-5

3. Comment complied with. The donated office space line was left off the statement of cash flows due to an edgarization error. The line has been put back in. See updated cash flow statement.

The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact the undersigned at (303) 793-0304. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David J. Wagner
David J. Wagner